Exhibit 99.1

SIMILARWEB ANNOUNCES SECOND QUARTER 2026 RESULTS
Raising full-year guidance on strong AI demand and more than $60M in new contracts
Revenue and Non-GAAP operating profit above the guidance range
First ever quarter of positive GAAP operating profit
Overall NRR increased to 100%
TEL AVIV, ISRAEL -- August 12, 2026 -- Similarweb Ltd. (NYSE: SMWB) ("Similarweb" or the "Company"), a leading digital data and analytics company powering critical business decisions, today announced financial results for its second quarter ended June 30, 2026.
"We delivered a strong second quarter that I believe marks an important inflection point for Similarweb, with revenue and profit ahead of our expectations," stated Or Offer, Co-Founder and CEO of Similarweb. "NRR increased to 100% for all customers, and we signed three seven-figure multi-year contracts worth more than $60 million combined, including an expansion that made a leading big tech customer our third eight-figure ARR account." Offer concluded, "Commercial demand for our AI-related data and solutions is strong, and an expanding pipeline of opportunities gives us confidence to raise our guidance for the second time this year."
Second Quarter 2026 Financial Highlights
(All results compared with the second quarter of 2025)
•Total revenue was $77.2 million, an increase of 9% compared to $71.0 million.
•GAAP profit (loss) from operations was $0.7 million or 1% of revenue, compared to $(6.9) million or (10)% of revenue. GAAP net loss was $(3.6) million compared to $(11.8) million. GAAP net loss per share was $(0.04), compared to $(0.14).
•Non-GAAP operating profit was $6.5 million or 8% of revenue, compared to $2.4 million or 3% of revenue. Non-GAAP net income was $5.2 million or 7% of revenue, compared to $1.1 million or 2% of revenue. Non-GAAP diluted net income per share was $0.06, compared to $0.01.

Exhibit 99.1
Second Quarter 2026 Operational Highlights
•Number of customers with ARR of $100,000 or more increased to 473, an increase of 9% compared to June 30, 2025.
•Customers with ARR of $100,000 or more contributed 69% of the total ARR as of June 30, 2026, increased from 63% as of June 30, 2025.
•Dollar-based net retention rate (NRR) for customers with ARR of $100,000 or more was 107% in the second quarter of 2026, compared to 108% in the second quarter of 2025.
•Overall NRR was 100% in the second quarter of 2026, compared to 100% in the second quarter of 2025.
•66% of our overall ARR is contracted under multi-year subscriptions as of June 30, 2026, increased from 57% as of June 30, 2025.
•Remaining performance obligations, or RPO, increased 26% year-over-year, to $345.3 million as of June 30, 2026, as compared to $273.8 million as of June 30, 2025.

Recent Business Highlights
•Similarweb surpassed $300 million in ARR in June.
•Similarweb signed three multi-year enterprise contracts in the quarter, each representing seven-figure ARR commitments, together worth approximately $60 million in total contract value. The customers are leading AI-driven companies and large global enterprises relying on Similarweb's data for strategic decision-making and AI-driven initiatives.
•In June, Similarweb expanded its AI ecosystem through a new integration with Perplexity, embedding its digital data and MCP connector directly into Perplexity Computer's AI-native workflows, providing businesses with access to trusted market and competitive intelligence data without leaving the Perplexity environment.
•In May, Similarweb expanded its Manus partnership, embedding additional keyword, referral, and landing page datasets into Manus's AI agent experience, letting users generate competitive intelligence briefs that explain not just who is winning online, but why.

Exhibit 99.1
Balance Sheet and Cash Flow
•In the second quarter of 2026, net cash provided by operating activities was $9.0 million, compared to $2.9 million for the second quarter of 2025. Free cash flow was $8.7 million, compared to $2.7 million for the second quarter of 2025. Normalized free cash flow was $8.7 million, compared to $3.8 million for the second quarter of 2025.
•Cash and cash equivalents was $73.9 million as of June 30, 2026, compared to $72.4 million as of December 31, 2025.
"Our second quarter results came in above the guidance range on both the top and bottom line, driven by strong performance across our book of business, including new sales and upsells, as well as continued growth in AI-related revenues," said Ran Vered, Chief Financial Officer of Similarweb. "We generated $8.7 million in normalized free cash flow, our eleventh consecutive quarter of positive normalized free cash flow, while delivering an 8% non-GAAP operating margin and our first ever quarter of GAAP operating profit." Vered concluded, "Remaining performance obligations grew 26% year-over-year to $345 million, providing us with confidence to raise our full-year revenue and profit guidance."
Financial Outlook
•FY 2026 Guidance
•Total revenue for fiscal year 2026 estimated between $314.0 million and $318.0 million, representing approximately 11.8% growth year-over-year at the mid-point of the range.
•Non-GAAP operating profit for fiscal year 2026 estimated between $24.0 million and $26.0 million.
•Q3 2026 Guidance
•Total revenue estimated between $80.5 million and $82.5 million, representing approximately 13.5% growth year-over-year at the mid-point of the range.
•Non-GAAP operating profit estimated between $7.5 million and $9.5 million.

Exhibit 99.1
The Company’s third quarter and full year 2026 financial outlook is based upon a number of assumptions that are subject to change and many of which are outside the Company’s control. Actual results may vary from these assumptions, and the Company’s expectations may change. There can be no assurance that the Company will achieve these results.
The Company does not provide guidance for operating loss, the most directly comparable GAAP measure to non-GAAP operating loss, and similarly cannot provide a reconciliation of this measure to its closest GAAP equivalent without unreasonable effort due to the unavailability of reliable estimates for certain items. These items are not within the Company’s control and may vary greatly between periods and could significantly impact future financial results.
The Company has introduced disclosure of both non-GAAP net income (loss) and non-GAAP net income (loss) per share beginning with the second quarter of 2025. A reconciliation of non-GAAP to GAAP financial measures is presented at the end of this press release.
Conference Call Information
The financial results and business highlights will be discussed on a conference call and webcast scheduled at 8:30 a.m. Eastern Time on Wednesday, August 12, 2026. A live webcast of the call can be accessed from Similarweb’s Investor Relations website at https://ir.similarweb.com. An archived webcast of the conference call will also be made available on the Similarweb website following the call. The live call may also be accessed via telephone at (877) 407-0726 toll-free and at +1 (201) 689-7806 internationally.

About Similarweb: Similarweb powers businesses to win their markets with Digital Data. By providing essential web and app data, analytics, and insights, we empower our users to discover business opportunities, identify competitive threats, optimize strategy, acquire the right customers, and increase monetization. Similarweb products are integrated into users’ workflow, powered by advanced technology, and based on leading comprehensive Digital Data.
Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for the third quarter and full year of 2026 described under "Financial Outlook". Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-

Exhibit 99.1
looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a number of known and unknown risks, uncertainties, other factors and assumptions that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) our expectations regarding our revenue, expenses and other operating results; (ii) our ability to acquire new customers and successfully retain existing customers; (iii) our ability to successfully develop and market AI solutions and to increase usage of our solutions and upsell and cross-sell additional solutions; (iv) our ability to sustain profitability; (v) anticipated trends, growth rates, changes in currency exchange rates, rising interest rates, rising global inflation and current macroeconomic conditions, challenges in our business and in the markets in which we operate, and the impact of geopolitical and macroeconomic conditions or on our company and business; (vi) future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements; (vii) the costs and success of our sales and marketing efforts and our ability to promote our brand; (viii) our reliance on key personnel and our ability to identify, recruit and retain skilled personnel; (ix) our ability to effectively manage our growth, including continued international expansion; (x) our reliance on certain third party platforms and sources for the collection of data necessary for our solutions; (xi) our ability to protect our intellectual property rights and any costs associated therewith; (xii) our ability to identify and complete acquisitions that complement and expand our reach and platform; (xiii) our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business, including in Israel, the United States, the European Union, the United Kingdom and other jurisdictions where we elect to do business; (xiv) our ability to compete effectively with existing competitors and new market entrants; and (xv) the growth rates of the markets in which we compete.

These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on March 2, 2026, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur.

Exhibit 99.1

Forward-looking statements represent our beliefs and assumptions only as of the date of this press release. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Non-GAAP Financial Measures
This press release contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP or as a measure of liquidity. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments, payments received in connection with these capital investments and deferred payments related to business combinations. Non-GAAP operating income (loss), non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses,non-GAAP general and administrative expenses, non-GAAP net income (loss) and non-GAAP net income (loss) per share represent the comparable GAAP financial figure operating income (loss) or expense, less share-based compensation, adjustments and payments related to business combinations, amortization of intangible assets and certain other non-recurring items, non-operating foreign exchange gains or losses and the relevant net tax effect as applicable and indicated in the below tables.

Other Metrics
Annual recurring revenue (ARR) represents the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. Net retention rate (NRR) represents the comparison of our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period, expressed as a percentage.

Exhibit 99.1
We define Annual Recurring Revenue (ARR) as the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. A contract is included in ARR for a particular period if it is active at the end of the applicable period and is excluded if it is not active at the end of the applicable period. Multi-year contracts are annualized by dividing the total committed contract value by the number of months in the subscription term and then multiplying by 12. ARR excludes non-recurring revenues, non-subscription revenues, revenues that are one-time in nature or revenues from subscriptions to our offerings for a period that is less than an annual subscription term.

ARR is an operational measure that management uses to evaluate the scale of our annual subscription contracts. While ARR is useful in assessing the scale of our contracted subscription business, it is not necessarily indicative of future GAAP revenue, which is subject to factors such as customer renewals, expansions, contractions, churn and upsell or cross-sell opportunities. Since ARR is not a defined measure under GAAP, investors should not consider ARR as a substitute for revenue recognized under GAAP or for other GAAP-related measures such as remaining performance obligations or deferred revenue. ARR differs from revenue recognized in accordance with GAAP because GAAP revenue is recognized as performance obligations are satisfied, includes non-recurring revenues, such as revenue that is one-time in nature, subscriptions with less than an annual term, non-subscription revenue and the effects of contract modifications.

Exhibit 99.1

Press Contact:
David Carr
Similarweb
press@similarweb.com

Investor Contact:
Rami Myerson
Similarweb
rami.myerson@similarweb.com

Exhibit 99.1
Similarweb Ltd.
Consolidated Balance Sheets
U.S. dollars in thousands (except share and per share data)

	December 31,	June 30,
	2025	2026
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$72,421	$73,904
Restricted deposits	6,360	6,505
Accounts receivable, net	54,063	60,211
Deferred contract costs	11,551	11,909
Prepaid expenses and other current assets	5,949	8,550
Total current assets	150,344	161,079
Property and equipment, net	22,040	20,427
Deferred contract costs, non-current	8,177	10,069
Operating lease right-of-use assets	34,417	35,338
Goodwill and intangible assets, net	45,581	55,205
Other non-current assets	586	—
Total assets	$261,145	$282,118
Liabilities and shareholders' equity
Current liabilities:
Accounts payable	13,871	6,907
Payroll and benefit related liabilities	20,342	22,160
Deferred revenue	112,169	139,908
Other payables and accrued expenses	41,342	34,676
Operating lease liabilities	8,841	9,311
Total current liabilities	196,565	212,962
Deferred revenue, non-current	1,226	1,297
Operating lease liabilities, non-current	34,455	36,411
Other long-term liabilities	5,573	8,679
Total liabilities	237,819	259,349
Shareholders' equity
Ordinary Shares, NIS 0.01 par value 500,000,000 shares authorized as of December 31, 2025 and June 30, 2026 (Unaudited), 86,964,370 and 88,250,872 shares issued as of December 31, 2025 and June 30, 2026 (Unaudited), 86,962,202 and 88,248,704 outstanding as of December 31, 2025 and June 30, 2026 (Unaudited), respectively;	240	244
Additional paid-in capital	419,578	429,357
Accumulated other comprehensive income	1,000	609
Accumulated deficit	(397,492)	(407,441)
Total shareholders' equity	23,326	22,769
Total liabilities and shareholders' equity	$261,145	$282,118

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Comprehensive Income (Loss)
U.S. dollars in thousands (except share and per share data)

	Six Months Ended June 30,		Three Months Ended June 30,
	2025	2026	2025	2026
	(Unaudited)		(Unaudited)
Revenue	$138,053	$151,064	$70,966	$77,186
Cost of revenue	28,238	30,058	14,268	14,874
Gross profit	109,815	121,006	56,698	62,312
Operating expenses:
Research and development	36,328	37,557	18,324	18,246
Sales and marketing	63,977	60,955	31,821	30,034
General and administrative	25,685	26,167	13,437	13,288
Total operating expenses	125,990	124,679	63,582	61,568
(Loss) profit from operations	(16,175)	(3,673)	(6,884)	744
Finance expenses, net	(2,642)	(3,821)	(3,649)	(3,199)
Loss before income taxes	(18,817)	(7,494)	(10,533)	(2,455)
Provision for income taxes	2,291	2,455	1,316	1,136
Net loss	$(21,108)	$(9,949)	$(11,849)	$(3,591)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.25)	$(0.11)	$(0.14)	$(0.04)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	83,588,536	87,586,363	84,037,145	87,894,370
Net loss	$(21,108)	$(9,949)	$(11,849)	$(3,591)
Other comprehensive income (loss), net of tax
Change in unrealized gain (loss) on cashflow hedges	2,054	(391)	2,796	483
Total other comprehensive income (loss), net of tax	2,054	(391)	2,796	483
Total comprehensive loss	$(19,054)	$(10,340)	$(9,053)	$(3,108)

Exhibit 99.1
Share-based compensation costs included above:
U.S. dollars in thousands

	Six Months Ended June 30,		Three Months Ended June 30,
	2025	2026	2025	2026
	(Unaudited)		(Unaudited)
Cost of revenue	$514	$341	$265	$161
Research and development	3,503	3,265	1,709	1,562
Sales and marketing	2,753	2,135	1,417	1,031
General and administrative	5,183	3,404	2,753	1,715
Total	$11,953	$9,145	$6,144	$4,469

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Six Months Ended June 30,		Three Months Ended June 30,
	2025	2026	2025	2026
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net loss	$(21,108)	$(9,949)	$(11,849)	$(3,591)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	4,443	4,217	2,345	2,143
Finance (income) expense	(1,200)	599	(1,040)	275
Unrealized gain from hedging future transactions	(77)	(18)	(47)	(26)
Share-based compensation	11,953	9,145	6,144	4,469
Gain (loss) from sale of equipment	(17)	7	(17)	9
Changes in operating assets and liabilities:
Change in operating lease right-of-use assets and liabilities, net	1,828	1,505	2,641	3,465
Decrease (increase) in accounts receivable, net	8,842	(5,829)	(2,917)	(11,647)
Decrease (increase) in deferred contract costs	2,112	(2,250)	827	(2,653)
(Increase) decrease in other current assets	(621)	(2,967)	604	(215)
(Increase) decrease in other non-current assets	(458)	586	(221)	—
Decrease in accounts payable	(3,101)	(6,873)	(291)	(5,362)
Increase in deferred revenue	5,741	27,751	5,687	21,830
Increase in other non-current liabilities	111	400	44	480
(Decrease) increase in other liabilities and accrued expenses	(702)	(7,086)	950	(183)
Net cash provided by operating activities	7,746	9,238	2,860	8,994
Cash flows from investing activities:
Purchase of property and equipment, net	(709)	(492)	(208)	(177)
Capitalized internal-use software costs	—	(336)	—	(99)
Increase in restricted deposits	(272)	(145)	(137)	(73)
Payment for business combinations, net of cash acquired	(15,671)	(6,503)	(6,397)	—
Acquisitions of intangible assets	—	(300)	—	(300)
Net cash used in investing activities	(16,652)	(7,776)	(6,742)	(649)
Cash flows from financing activities:
Proceeds from exercise of stock options	2,023	67	1,461	24
Proceeds from employee share purchase plan	1,155	553	1,155	553
Net cash provided by financing activities	3,178	620	2,616	577
Effect of exchange rates on cash and cash equivalents	1,200	(599)	1,040	(275)
Net (decrease) increase in cash and cash equivalents	(4,528)	1,483	(226)	8,647
Cash and cash equivalents, beginning of period	63,869	72,421	59,567	65,257
Cash and cash equivalents, end of period	$59,341	$73,904	$59,341	$73,904

Exhibit 99.1

	Six Months Ended June 30,		Three Months Ended June 30,
	2025	2026	2025	2026
	(Unaudited)		(Unaudited)
Supplemental disclosure of cash flow information:
Interest received, net	$(680)	$(478)	$(325)	$(245)
Taxes paid	$1,291	$3,471	$1,158	$3,174
Supplemental disclosure of non-cash financing activities:
Additions to operating lease right-of-use assets and liabilities	$2,743	$4,839	$—	$4,839
Share-based compensation included in capitalized internal-use software	$—	$23	$—	$5
Deferred costs of property and equipment incurred during the period included in accounts payable	$236	$31	$236	$31

Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Reconciliation of GAAP gross profit to non-GAAP gross profit

	Six Months Ended June 30,		Three Months Ended June 30,
	2025	2026	2025	2026
	(In thousands)		(In thousands)
GAAP gross profit	$109,815	$121,006	$56,698	$62,312
Add:
Share-based compensation expenses	514	341	265	161
Retention payments related to business combinations	38	—	19	—
Amortization of intangible assets related to business combinations	805	865	480	410
Non-GAAP gross profit	$111,172	$122,212	$57,462	$62,883
Non-GAAP gross margin	81%	81%	81%	81%

Reconciliation of Loss from operations (GAAP) to Non-GAAP operating (loss) profit

	Six Months Ended June 30,		Three Months Ended June 30,
	2025	2026	2025	2026
	(In thousands)		(In thousands)
(Loss) profit from operations	$(16,175)	$(3,673)	$(6,884)	$744
Add:
Share-based compensation expenses	11,953	9,145	6,144	4,469
Retention payments related to business combinations	3,773	1,538	2,214	357
Amortization of intangible assets related to business combinations	1,584	1,863	924	949
Non-GAAP operating profit	$1,135	$8,873	$2,398	$6,519
Non-GAAP operating margin	1%	6%	3%	8%

Exhibit 99.1
Reconciliation of GAAP operating expenses to non-GAAP operating expenses

	Six Months Ended June 30,		Three Months Ended June 30,
	2025	2026	2025	2026
	(In thousands)		(In thousands)
GAAP research and development	$36,328	$37,557	$18,324	$18,246
Less:
Share-based compensation expenses	3,503	3,265	1,709	1,562
Retention payments related to business combinations	978	605	707	73
Non-GAAP research and development	$31,847	$33,687	$15,908	$16,611
Non-GAAP research and development margin	23%	22%	22%	22%

GAAP sales and marketing	$63,977	$60,955	$31,821	$30,034
Less:
Share-based compensation expenses	2,753	2,135	1,417	1,031
Retention payments related to business combinations	1,578	226	734	—
Amortization of intangible assets related to business combinations	779	998	444	539
Non-GAAP sales and marketing	$58,867	$57,596	$29,226	$28,464
Non-GAAP sales and marketing margin	43%	38%	41%	37%

GAAP general and administrative	$25,685	$26,167	$13,437	$13,288
Less:
Share-based compensation expenses	5,183	3,404	2,753	1,715
Retention payments related to business combinations	1,179	707	754	284
Non-GAAP general and administrative	$19,323	$22,056	$9,930	$11,289
Non-GAAP general and administrative margin	14%	15%	14%	15%

Exhibit 99.1
Reconciliation of GAAP net loss to non-GAAP net (loss) income

	Six Months Ended June 30,		Three Months Ended June 30,
	2025	2026	2025	2026
	(In thousands, except for share and per share amounts)		(In thousands, except for share and per share amounts)
GAAP Net loss	$(21,108)	(9,949)	$(11,849)	(3,591)
Add:
Share-based compensation expenses	11,953	9,145	6,144	4,469
Retention payments related to business combinations	3,773	1,538	2,214	357
Amortization of intangible assets related to business combinations	1,584	1,863	924	949
Non-operating foreign exchange (gains) losses	2,657	3,716	3,563	3,091
Tax effect of adjustments, net	(130)	(108)	115	(82)
Non-GAAP net income (loss)	$(1,271)	$6,205	$1,111	$5,193
Non-GAAP net income (loss) margin	(1)%	4%	2%	7%

Weighted average number of ordinary shares - basic	83,588,536	87,586,363	84,037,145	87,894,370
Non-GAAP basic net (loss) income per share attributable to ordinary shareholders	$(0.02)	$0.07	$0.01	$0.06

Weighted average number of ordinary shares - diluted	83,588,536	90,048,798	88,215,850	91,059,851
Non-GAAP diluted net (loss) income per share attributable to ordinary shareholders	$(0.02)	$0.07	$0.01	$0.06

Reconciliation of Net cash provided by operating activities (GAAP) to Free cash flow and Normalized free cash flow

	Six Months Ended June 30,		Three Months Ended June 30,
	2025	2026	2025	2026
	(In thousands)		(In thousands)
Net cash provided by operating activities	$7,746	$9,238	$2,860	$8,994
Purchases of property and equipment, net	(709)	(492)	(208)	(177)
Capitalized internal use software costs	—	(336)	—	(99)
Free cash flow	$7,037	$8,410	$2,652	$8,718

Deferred payments related to business combinations	1,660	6,900	1,175	—
Normalized free cash flow	$8,697	$15,310	$3,827	$8,718